EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for its Third Quarter 2021 Results and Conference Call

CALGARY, Alberta, Nov. 08, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its third quarter 2021 financial and operating results for the quarter ended September 30, 2021, on Monday, November 15, 2021 after market close. A conference call to discuss the third quarter 2021 results will be held on Tuesday, November 16, 2021 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

Details of the conference call are as follows:

Date:	Tuesday, November 16, 2021
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call	1-800-806-5484
Local dial-in number	416-340-2217
International Dial in Numbers	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Conference ID	9976703#

NXT’s third quarter 2021 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com